

Bryan Riester · 2nd

 **Univoice Corp**

CPO/COO at Univoice Corp

Austin, Texas, United States · 500+ connections · **Contact info**

Providing services

Business Consulting, Human Resources (HR), IT Consulting, Strategic Planning, Project Management, Cu
Software Development, User Experience Design (UED), Leadership Development, Change Management, a

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Experience



CPO / COO
Univoice Corp
Sep 2018 – Present · 1 yr 11 mos
Austin, Texas Area

Univoice is the first language-learning platform that teaches language through song!
Traditional methods of language learning – categorical vocabulary, repetition of key words and
phrases, listening comprehension, etc. – teach only vocabulary. To meet language learner's
need to commit grammar patterns, conjugation, parts of speech, slang, irony, and other
structures to long-term memory, Univoice guides users to produce real speech with real
meaning. Its the perfect learning companion for language students inside or outside of the
classroom - as addicting and engaging as it is educational. Tying these elements together
through gamification, song by song users learn their target language via side-by-sic ...**see mor**

Startup Founder
Euphrates Inc
Jun 2016 – Present · 4 yrs 2 mos

USA

Just a pet project to solve the oracle problem :D

Euphrates enables universal access to service, any time, anywhere. (On demand.)

...see mor

Interim CTO

Survive 2 Thrive Foundation
Mar 2019 – Jan 2020 · 11 mos
Austin, Texas

Survive 2 Thrive has helped tens of thousands of people throughout America move on with their lives after a period of domestic violence. While many organizations exist to help someone escape a bad situation, Survive 2 Thrive takes a holistic view of the larger social issues at play lending assistance to those in need in their complete recovery from victimization to **...see mor**



Enterprise Business Development

Couchbase
Oct 2018 – Feb 2019 · 5 mos
Austin, Texas Area

The shift to the digital economy is driving NoSQL adoption and Couchbase is here to help!

Couchbase provides the most complete, most scalable, and best performing NoSQL database. Couchbase Server is designed from a simple yet bold vision: build the first and best **...see mor**



Business Development Representative

memoryBlue
Oct 2018 – Feb 2019 · 5 mos
Austin, Texas Area

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Education

US Army Medical

68-W, Tactical Casualty Care
2009 – 2010



Portland State University

3 years of econ, and history, and dev work., Economics
2006 – 2009
Activities and Societies: Phi Alpha Theta, Distance Learning Program, 16mm Film Digital Archive, Internet2 Video Conference Development.

Skills & Endorsements

Technical Writing · 7

Nick Foley and 6 connections have given endorsements for this skill

Microsoft Office · 5

Joel DeVenney and 4 connections have given endorsements for this skill

Leadership · 4

Dmitry Patrakov and 3 connections have given endorsements for this skill

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